# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: D-MARKET Electronic Services & Trading, CIK 0001850235
CUSIP: 23292B104
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Date of event which requires filing of this statement: 01/05/2026
Filed by CIK 0001985487
Persons authorized to receive notices and communications: David Ferguson, 154A Nauryzbai Batyr Street, Almaty, Kazakstan (1P), 050013, 7 727 3306710; Copy to: Era Anagnosti, DLA Piper LLP (US), 500 8th Street, N.W., Washington, District Of Columbia (DC), 20004, (202) 799-4000

## Reporting persons
- Joint Stock Company Kaspi.kz (CIK 0001985487): type of reporting person: corporation (CO); citizenship or place of organization: Kazakstan (1P); source of funds: working capital (WC); sole voting power 304,238,587; shared voting power 0; sole dispositive power 304,238,587; shared dispositive power 0; aggregate amount beneficially owned 304,238,587 (85.17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 0.20 per share
Name of issuer: D-MARKET Electronic Services & Trading
Address of issuer's principal executive offices: KUSTEPE MAHALLESI MECIDIYEKOY YOLU, Caddesi NO: 12 TRUMP TOWERS KULE 2 K2, Sisli Istanbul, Turkey (W8), 34387
Comment: This Amendment No. 6 (this "Amendment No. 6") amends and supplements the Schedule 13D originally filed by Joint Stock Company Kaspi.kz, a joint stock company incorporated under the laws of Kazakhstan (the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person with the SEC on July 30, 2025 ("Amendment No. 1"); Amendment No. 2 to the Schedule 13D filed by the Reporting Person with the SEC on November 13, 2025 ("Amendment No. 2"); Amendment No. 3 to the Schedule 13D filed by the Reporting Person with the SEC on November 18, 2025 ("Amendment No. 3"); Amendment No. 4 to the Schedule 13D filed by the Reporting Person with the SEC on December 5, 2025; and Amendment No. 5 to the Schedule 13D filed by the Reporting Person with the SEC on December 29, 2025 ("Amendment No. 5" and, together with the Schedule 13D and Amendment Nos. 1, 2, 3, 4, and 5, the "Schedule 13D, as amended"), relating to the ordinary shares, nominal value TRY 0.20 per share (the "Ordinary Shares") of D-MARKET Electronic Services & Trading (the "Issuer"), including such Ordinary Shares as are represented by American depositary shares (the "ADSs"), with each ADS representing one Ordinary Share, which are listed on the Nasdaq Global Select Market under the symbol "HEPS." Except as specifically provided herein, this Amendment No. 6 does not modify or amend any of the information previously reported on the Schedule 13D, as amended. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The disclosure set forth in Item 4 of this Amendment No. 6 is incorporated into this Item 3 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 5, 2026, the Reporting Person entered into a stock purchase agreement with TurkCommerce B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) duly incorporated and validly existing under the laws of the Netherlands (the "Seller") pursuant to which the Seller agreed to sell, and the Reporting Person agreed to purchase, 32,885,686 Ordinary Shares of the Issuer for an aggregate purchase price of USD 97,012,773.70 (the "2026 Stock Purchase Agreement"). Pursuant to the 2026 Stock Purchase Agreement, the closing of the sale and purchase will occur four business days after execution of the Stock Purchase Agreement, or January 9, 2026, unless otherwise agreed to by the parties, and subject to certain closing conditions set forth in the 2026 Stock Purchase Agreement that are within the control of the parties thereto. The source of funding for the purchase is the working capital of the Reporting Person.

The purpose of the Reporting Person's transactions in the Issuer's securities, including the transaction reported in this Amendment No. 6, is to have a controlling interest in the Issuer. The Reporting Person re-examines its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake with respect to its investment may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; and other factors and future developments. The Reporting Person may consider, explore and/or develop plans and/or formulate proposals with respect to its investment in the Issuer and propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 6, the Reporting Person beneficially owns 304,238,587 Ordinary Shares of the Issuer, representing 85.17% of the total outstanding Ordinary Shares.(1)

(1) The number of Ordinary Shares beneficially owned includes 271,352,901 held as of the date hereof (including 12,264,387 represented by ADSs), plus the 32,885,686 Ordinary Shares to be acquired by the Reporting Person pursuant to the 2026 Stock Purchase Agreement. The percentage ownership is based on 357,225,200 Ordinary Shares, representing 321,382,906 Ordinary Shares as reported on the Issuer's Form 20-F filed with the SEC on April 30, 2025, plus 35,842,294 Ordinary Shares issued and outstanding as a result of the Issuer's Capital Increase, as reported on the Issuer's Form 6-K furnished to the SEC on December 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 6, the Reporting Person beneficially owns 304,238,587 Ordinary Shares of the Issuer, representing 85.17(1) of the total outstanding Ordinary Shares, as set forth below:

Sole power to vote or direct the vote of: 304,238,587
Shared power to vote or to direct the vote of: 0
Sole power to dispose of or to direct the disposition of: 304,238,587
Shared power to dispose of or to direct the disposition of: 0

(1) The number of Ordinary Shares beneficially owned includes 271,352,901 held as of the date hereof (including 12,264,387 represented by ADSs), plus the 32,885,686 Ordinary Shares to be acquired by the Reporting Person pursuant to the 2026 Stock Purchase Agreement. The percentage ownership is based on 357,225,200 Ordinary Shares, representing 321,382,906 Ordinary Shares as reported on the Issuer's Form 20-F filed with the SEC on April 30, 2025, plus 35,842,294 Ordinary Shares issued and outstanding as a result of the Issuer's Capital Increase, as reported on the Issuer's Form 6-K furnished to the SEC on December 29, 2025.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 and Item 4 of this Amendment No. 6 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Person, other than as described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 of the Schedule 13D, as amended, is hereby supplemented by adding the following:

The disclosure set forth above in Item 4 regarding the 2026 Stock Purchase Agreement is incorporated into this Item 6 by reference. The description of the 2026 Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the 2026 Stock Purchase Agreement, a copy of which is filed as an exhibit to this Amendment No. 6 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D, as amended, is hereby supplemented as follows:

Exhibit 5 - Stock Purchase Agreement, dated January 5, 2026, between TurkCommerce B.V. and Joint Stock Company Kaspi.kz.

## Signatures
- Joint Stock Company Kaspi.kz: /s/ Mikheil Lomtadze, Mikheil Lomtadze/Chief Executive Officer (01/07/2026)